UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                             Commission File Number:  001-10857
                                                                      ---------

(Check One):
    [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

         For Period Ended:   July 7, 2001
                             -------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                           --------------------

------------------------------------------------------------------------------
           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION

THE WARNACO GROUP, INC. (DEBTOR-IN-POSSESSION)
------------------------------------------------------------------------------

Full Name of Registrant

------------------------------------------------------------------------------

Former Name if Applicable

90 PARK AVENUE
------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10016
------------------------------------------------------------------------------

City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[  ]     (b)      The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

         On June 11, 2001, the Registrant filed petitions seeking protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Due to the timing of these filings and the workload of personnel involved with such filings, the Registrant did not have sufficient personnel or resources to review financial information necessary to timely file its Form 10-Q for the period ending July 7, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Stanley P. Silverstein                               (212) 370-8455
------------------------------------------------------------------------------

         (Name)                             (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [ ] Yes  [X] No
                                            Annual Report on Form 10-K for the
                                            fiscal year ended December 30,
                                            2000, filed by The Warnaco Group,
                                            Inc.
------------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corre sponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

         [X] Yes                    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantita tively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company will be reporting a significantly higher operating loss and net loss compared to the prior periods included in the July 7, 2001 Form 10-Q. The operating loss is expected to be approximately ($165,000,000) for the quarter ended July 7, 2001 compared to an operating loss of ($65,825) in the prior period.

         In addition the Company expects to take a charge to earnings and to restate its financial results for the last three fiscal years in an amount preliminarily estimated to aggregate $43 million in order to correct certain errors discovered in its recording of its intercompany pricing arrangements and accounts payable and accrued liabilities. The actual amount of the charge to earnings, as well as the allocation to the prior periods, will not be definitively determined until a review by the Company is completed.

------------------------------------------------------------------------------

                            THE WARNACO GROUP, INC.
------------------------------------------------------------------------------
                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    August 22, 2001              By:   /s/ Stanley P. Silverstein
------------------------------------------------------------------------------

                                            Stanley P. Silverstein
                                            VICE PRESIDENT, GENERAL COUNSEL
                                            AND SECRETARY


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
------------------------------------------------------------------------------

           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------